Exhibit (a)(1)(O)

From:	Sandi Kerentoff

To:	Eligible Optionholders

Date:	[ ], 2009

Re:	IMPORTANT UPDATE: Amendment to the Exchange Offer

As a result of the U.S. Securities and Exchange Commission’s (the “SEC”) standard review of the Exchange Offer, Hughes Communications, Inc. (the “Company”) has today filed Amendment No. 1 to the Schedule TO-I, including an amended and restated Offer to Exchange (the “Amended Offer to Exchange”).

Please note that the material terms and timing of the Exchange Offer have not changed as a result of SEC review. If you have already made your election, you do not need to do anything.

The Amended Offer to Exchange clarifies that any employee of the Company or any of its subsidiaries who holds one or more eligible options on the date the Exchange Offer started is an “Eligible Optionholder,” regardless of whether or not they reside in the United States. In addition, the Amended Exchange Offer clarifies the conditions under which the Company would be permitted to consider withdrawing or terminating the Exchange Offer, or extending the timing of the Exchange Offer. Specifically, the Company would be allowed to withdraw, terminate or postpone the Exchange Offer before the end of the offering period if:

•

the Company does not obtain the requisite approval from our stockholders of the amendment to the Hughes Communications, Inc. 2006 Stock Option Plan being proposed in conjunction with the Exchange Offer. We are seeking this approval at the annual meeting of stockholders of the Company to be held on April 15, 2009;

•	the Company is prohibited by applicable laws, regulations or a governmental order from giving effect to the Exchange Offer; or

•

any event or events occur that have resulted or are reasonably likely to result, as determined in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us or the Eligible Optionholders.

If an event occurs or fails to occur such that any of the conditions specified above fails to be satisfied the Company may choose in its reasonable discretion to assert the condition before the expiration date or waive the condition and proceed with the Exchange Offer. Any decision to proceed with the Exchange Offer following a condition failing to be satisfied will constitute a waiver of such condition (unless the condition is one where satisfaction of the condition may be determined only upon the Expiration Date). The Company will promptly notify Eligible Optionholders of any waiver of a condition or its decision to assert a condition.

We expect the Exchange Offer to close as planned on the expiration date scheduled for 8:00 a.m. Eastern Time on Thursday, April 16, 2009. Please read the entire Amended Offer to Exchange for a full description of all of the terms and conditions of the Exchange Offer.

There are [    ] days left in the offer period. If you have not yet made an election regarding the Exchange Offer, please use the remaining time left to review the materials you received and decide if you wish to participate. If you have any questions about these changes or the Exchange Offer in general, or wish to receive a copy of the Amended Offer to Exchange or a replacement Election Form, please send an email to OptionExchange@Hughes.com or call Sandi Kerentoff at (301) 428-5810. You will have the ability to leave a voice message on this extension.

Where You Can Find Additional Information.

The Company has commenced the Exchange Offer to which this communication pertains. Eligible employees are strongly advised to read the Amended Offer to Exchange filed on Schedule TO and the documents related to the Exchange Offer filed with the Securities and Exchange Commission because they contain important information prior to making a decision whether to participate in the Exchange Offer. These written materials and other related documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.